UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

D.E Master Blenders 1753 N.V.

(Name of Subject Company (Issuer))

Parentes Holding SE
Joh. A. Benckiser s.à r.l.
Donata Holding SE
Donata Holdings B.V.
JAB Holdings II B.V.
JAB Forest B.V.
Acorn Holdings B.V.
Acorn B.V.
Oak Leaf B.V.

(Names of Filing Persons (Offerors))

Ordinary Shares, par value €0.12 per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Joachim Creus
Oak Leaf B.V.
Oude Weg 147
NL – 2031 CC Haarlem
The Netherlands
Tel: +352 22 9999 5178
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

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Copy to:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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ITEM 12. EXHIBITS.

99.1
Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser, for D.E Master Blenders 1753 employees (incorporated by reference to Exhibit 2 to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013).

99.2
Transcript of media conference call regarding intended offer dated April 12, 2013 (incorporated by reference to Exhibit 3 to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013).

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